SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

January 8, 2004

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:	Press release dated January 8, 2004 announcing a successful offering by France Telecom of a ca. EUR2.5 billion multi-tranches and multi-currency bond.

www.francetelecom.com

Paris, January 8, 2004

Press Release

France Telecom: successful offering of a ca. EUR2.5 billion multi-tranches and multi-currency bond

This refinancing transaction is intended to optimize the group’s debt management. It was priced at very attractive spreads.

France Telecom has closed a ca. EUR2.5 billion bond offering in three tranches:

Currency	Format	Term	Notional	Coupon	Re-offer spread

Euro	Floating rate note (FRN)	3-year	1 billion	Euribor 3 month +25bp	30 bp over Euribor

Euro	Fixed-rate	8-year	750 million	4.625%	58 bp over Mid-swap (68.6 bp over OAT and 65.6 bp over Bund)

GBP	Fixed-rate	30-year	500 million	5.625%	90 bp over Gilt

The Group has seized a window of opportunity in the bond markets to optimize its debt maturity profile and cost.

This offering allows France Telecom to benefit from very favorable rates.

The large over-subscription – more than 4 times – and the speed of the bookbuilding evidence the investor confidence in the quality of the France Telecom credit.

Press Contacts:

+33 (0)1 44 44 93 93

Nilou du Castel	nilou.ducatel@francetelecom.com
Caroline Chaize	caroline.chaize@francetelecom.com

The securities offered have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States, absent registration or an applicable exemption from the registration requirements of the Securities Act.

France Télécom	6 Place d’Alleray	Téléphone: 01 44 44 22 22
Direction de la Communication	75505 Paris cedex 15	Télécopie: 01 44 44 80 34
Direction de L’information

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: January 8, 2004	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information